FEI Company 5350 NE Dawson Creek Drive Hillsboro, Oregon 97124 Phone: 503-726-7500 Fax: 503-726-7509 www.fei.com

March 11, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Brian Cascio, Branch Chief
Jeanne Bennett, Staff Accountant

Re:	FEI Company
Form 8-K for Item 4.01
Filed March 2, 2010
File No. 000-22780

Ladies and Gentlemen:

This letter is submitted on behalf of FEI Company in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 8-K for Item 4.01 (File No. 000-22780), filed pursuant to the Securities Exchange Act of 1934 (the “Filing”), as set forth in your letter to Raymond A. Link dated March 3, 2010.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein in italics type, followed by our response.

Form 8-K Filed March 2, 2010

1.	Please amend your report to include all of the information required by Item 304(a)(2) of Regulation S-K concerning the engagement of the new accountant. State whether, during your two most recent fiscal years and any subsequent interim period, the new accountant was consulted about the items in each of subparagraphs (i) and (ii).

RESPONSE: We respectfully acknowledge the Staff’s comment, but respectfully note our view, consistent with the discussions between our outside counsel and the Staff on March 9, 2010, that the Filing is in compliance with and includes all of the information required to be included by Item 304(a)(2) of Regulation S-K concerning the engagement of the new accountant.

March 11, 2010

We supplementally confirm that during our two most recent fiscal years ended December 31, 2009 and 2008 and the subsequent interim period prior to engaging KPMG LLP, neither we nor anyone acting on our behalf consulted with KPMG LLP regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that KPMG LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). As we had no consultations with KPMG LLP reportable under subparagraphs (i) and (ii) of Item 304(a)(2) of Regulation S-K, we believe that no additional disclosure is required by this Item and, as a result, no such disclosures were included in the Filing.

2.	Please include as an exhibit to the amendment, a letter from your former auditors addressing the revised disclosures.

RESPONSE: We respectfully advise the Staff that per our above response to the Staff’s first comment, we believe that this comment is no longer applicable.

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filing; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that FEI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please contact me at (503) 726-7531 or Tony Jeffries at Wilson Sonsini Goodrich & Rosati at (650) 849-3223 with any further comments or questions you may have. FEI respectfully requests that the Staff confirm that it has no additional requests or comments on the Filing when the Staff’s review is complete.

Sincerely,

/s/ Raymond A. Link
Raymond A. Link
Executive Vice President and Chief Financial Officer

cc:	Bradley J. Thies, FEI Company
Ron Graybeal, Deloitte & Touche LLP
Richard Calahan, KPMG LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati